04019627

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0511
Expires:	December 31, 1999
Estimated average burden	
Hours per response:	2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOESIS CAPITAL CORP.
([redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 CLINT MOORE ROAD
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICO B.M. LETSCHERT (561) 998-8884
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

Ahearn
Jasco +
Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
Noesis Capital Corp.

We have audited the accompanying statement of financial condition of Noesis Capital Corp. (the "Company") as of September 30, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Noesis Capital Corp. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ahearn, Jasco + Company, P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
October 29, 2004

NOESIS CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents	$	29,509
Prepaid expenses		517
Securities owned:		
Marketable, at market value		100,000
Not readily marketable, at estimated fair value		3,300
Note receivable		250,000
TOTAL	$	383,326

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	6,563
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value; 7,500 shares authorized, issued, and outstanding		75
Additional paid in capital		108,425
Retained earnings		268,263
TOTAL STOCKHOLDER'S EQUITY		376,763
TOTAL	$	383,326

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Noesis Capital Corp. (the "Company") was incorporated in the State of Florida on September 24, 1993 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Noesis International Holdings, Inc. ("Holdings") and related through common ownership to Noesis Capital Management Corp. Holdings, together with its subsidiaries, is hereinafter referred to as the "Combined Group".

The Company manages its customer accounts through Bear Stearns Securities Corp., ("Bear Stearns"), on a fully disclosed basis. Bear Stearns provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Income Taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets and deferred tax liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)
The Company is included in the consolidated income tax return filed by Holdings. Income taxes are calculated as if the Combined Group filed on a separate return basis, and the amount of current tax calculated is either remitted to or received from Holdings. However, the Combined Group expects a total net loss for the year ended September 30, 2004. Therefore, actual payment of income taxes by the Company or by the Combined Group is not expected.

Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions which are in excess of the insured limits.

Fair Value of Financial Instruments
Cash, accounts payable and accrued liabilities are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments

Statement of Comprehensive Income
A statement of comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income", is not presented since the Company has no items of other comprehensive income. Comprehensive income is the same as net income.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004, the Company had net capital of $22,946, which was $17,946 in excess of its required net capital of $5,000.

NOTE 3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of marketable trading and investment securities at quoted market values. These securities consist of the following:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 100,000	$ -
Municipal bonds	-	-
Options and warrants	-	-
Total	$ 100,000	$ -

NOTE 3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED (continued)

Securities not readily marketable included investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At September 30, 2004, these securities, at estimated fair values, consist of $3,300 of corporate stock.

NOTE 4. NOTE RECEIVABLE

The Company converted its accounts receivable balance from one customer into a $450,875 note receivable. The note bears interest at 8% with interest payable on a quarterly basis beginning December 31, 2004 and one-half of the principal sum payable upon the closing of any financing with gross proceeds in excess of $2,000,000 or no later than October 31, 2006. The Company had an original note receivable with the customer as of September 30, 2003, for the then outstanding balance of $250,000. The additional $250,875 is a result of the current year's consulting activities with the customer and accrued interest on the note. As collectibility of the accounts receivable/note receivable is not reasonably assured, beginning October 1, 2003, revenue will be accounted for on the cash basis. The accompanying statement of financial condition only reflects the note receivable balance as of the beginning of the year. Should the customer begin to make payments on the note receivable, no additional revenue will be recorded until the original note receivable balance is paid in full.

NOTE 5. INCOME TAXES

The provision for income taxes for the year ended September 30, 2004 consists of currently payable taxes due of $14,800, and the resulting liability will be assumed by Holdings. There are no significant deferred tax assets or liabilities at September 30, 2004. The effective income tax rate for the year is approximately the same as the applicable federal rate of 20%.

NOTE 6. RELATED PARTY TRANSACTIONS

Lease

The Company's corporate offices are located in a building for which the lease agreement is with Holdings. The Company was provided use of their space at no charge from Holdings.

Contribution to Capital

The Company's income tax liability was assumed by Holdings through a contribution to capital.

Consulting Expense

All employees of the Company are either compensated through Noesis Capital Management Corp. or Holdings. The Company remitted $13,500 to Noesis Capital Management Corp. as reimbursement for various payroll and related costs of employees performing services on behalf of the Company.

NOTE 6. RELATED PARTY TRANSACTIONS (continued)

Dividends Paid

The Company remitted to Holdings $105,000 as a return of invested capital during the year ended September 30, 2004.

NOTE 7. PENSION PLAN

The Company has a SEP (Simplified Employee Pension) plan for its eligible employees. Contributions to the plan are at the discretion of the management of the Company. For the year ended September 30, 2004, the Company made no contribution to the plan.

NOTE 8. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2004.

Financial Instruments With Off-Balance Sheet Risk (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

NOTE 8. CONCENTRATIONS AND CREDIT RISKS (continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Major Customer

The Company has one major customer that provided 68% of total revenue. As of September 30, 2004, the Company had a note receivable and owned preferred stock of another customer which represented 91% of the Company's total assets as of September 30, 2004.

Ahearn
Jasco +
Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Noesis Capital Corp.

In planning and performing our audit of the financial statements of Noesis Capital Corp. (the "Company") for the year ended September 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and their operation that we consider to be material weaknesses as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Noesis Capital Corp. for the year ended September 30, 2004, and this report does not affect our report thereon dated October 29, 2004.

Revenue Recognition

The Company has an agreement with a customer to provide monthly financial advisory services and to serve as placement agent for various debt and/or equity funding of this customer. During the year ended September 30, 2004, the Company recorded the following income: $90,000 of advisory fees, $138,858 of commissions, and $25,892 of interest on a note receivable. However, the customer has not made any payments to the Company during the past year and the Company and customer had agreed to convert the amounts owed the Company into a note receivable. As such, it was determined that, in accordance with accounting principles generally accepted in the United States of America, the reported income did not qualify to be recognized as revenue, as collectibility is not reasonably assured.

The Company was including the related accounts receivable and note receivable as a non-allowable asset, resulting in no over/under statement of net capital during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ahearn, Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
October 29, 2004